Pernod Ricard

02 MAY 14 AM 10:2?

April 29, 2002

82-3361

AP/DD/127.2002

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02034099

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 1 page

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - France - Société anonyme au capital de 174 798 646 €
Téléphone : 33 (0) 1 40 76 77 78 - Télécopies : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 95 66 - R.C.S. Paris B 582 041 943

Pernod Ricard

GRUPO SOGRAPE

Agreement between Pernod Ricard and Sogrape for the distribution of the Sandeman brand

Paris/Porto, 24th April 2002 – Pernod Ricard and Sogrape have entered into an agreement for the international distribution of Sandeman Port and Sherry.

Sogrape entered into an agreement to purchase Sandeman last December, when it was put up for sale by Diageo and Pernod Ricard following their joint purchase of the Seagram spirits and wine business. The Portuguese Group is already well established in the port market (with the Ferreira and Offley brands). This acquisition will therefore enhance its current portfolio whilst also providing it with a leading brand in the sherry market.

The agreement grants Pernod Ricard worldwide distribution rights to the Sandeman brand (port and sherry). Its main markets are in Europe (France, Belgium, Italy, Germany, Holland and the UK) and in North America (USA and Canada).

This agreement adds to Pernod Ricard's portfolio one of the leading Port & Sherry brands. The alliance represents a real opportunity for the development of the Sandeman brand within the Pernod Ricard distribution network, recently strengthened through the Seagram acquisition.

Contacts

Alain-Serge Delaitte/ Pernod Ricard Communications	Tel: +33 (0)1 40 76 77 12
Patrick de Borredon/ Pernod Ricard Investor Relations	Tel: +33 (0)1 40 76 77 33
Salvador Guedes / Grupo Sogrape Managing Director	Tel:+ 351 22 785 0364

SANDEMAN PORT and SHERRY